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Exhibit (a)(5)(viii) - Press release dated April 30, 2004


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For immediate release

April 30, 2004

                 FIRST FEDERAL BANCSHARES, INC. REVISES ODD-LOT
                        PRIORITY OF ITS SELF TENDER OFFER

         COLCHESTER, ILLINOIS: First Federal Bancshares, Inc. (Nasdaq: FFBI) announced today that it has revised the terms of the priority being given to odd-lot holders in its previously announced self-tender offer. On April 16, 2004, the Company commenced a self-tender offer for up to 560,000 shares of its common stock, which represents approximately 30 percent of its outstanding shares. The tender offer is in the form of a "modified Dutch auction tender." Under this procedure, First Federal Bancshares stockholders are being given the opportunity to sell part or all of their shares to the Company at a price of not less than $31.00 per share and not more than $34.00 per share. Upon the expiration of the tender offer, the Company will select the lowest purchase price that will allow it to buy 560,000 shares. All shares purchased in the offer will receive the same price. The offer to purchase shares will expire at 5:00 p.m., Mountain time, on May 21, 2004 unless extended by the Company.

         Under the revised terms of the tender offer, the Company will purchase shares first from stockholders who own beneficially, as of the expiration date of the tender offer, fewer than 100 shares who properly tender all their shares at or below the purchase price determined by the Dutch auction process. Stockholders who become odd-lot holders after the commencement of the tender offer will be eligible for this purchase priority and may complete the box labeled "Odd-lots" on the letter of transmittal.

         Any questions with regard to the tender offer may be directed to the depositary for the tender offer, Computershare Trust Company, at (303) 262-0600 ext. 4732, or to the information agent for the tender offer, Georgeson Shareholder Communications, toll free at (800) 501-4292.

         First Federal Bancshares is the holding company for First Federal Bank, which operates eight offices in west-central Illinois and northeast Missouri.

For further information contact:

James J. Stebor
President and Chief Executive Officer
(217) 224-8686